# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECISION BIOSCIENCES INC, CIK 0001357874
CUSIP: 74019P207
Title of class of securities: Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET, SUITE A-100, DURHAM, North Carolina (NC), 27701
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-000981
Filed by CIK 0001910456

## Reporting persons
- Lynx1 Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 993,913; sole dispositive power 0; shared dispositive power 993,913; aggregate amount beneficially owned 993,913 (4.1% of the class)
- Weston Nichols: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 993,913; sole dispositive power 0; shared dispositive power 993,913; aggregate amount beneficially owned 993,913 (4.1% of the class)

## Item 1. Issuer
Name of issuer: PRECISION BIOSCIENCES INC
Address of issuer's principal executive offices: 302 East Pettigrew St., Suite A-100, Durham, North Carolina 27701

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Lynx1 Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment manager to Lynx1 Master Fund LP (the "Lynx1 Fund"), with respect to the shares of common stock, par value $0.000005 per share ("Common Stock"), of Precision BioSciences, Inc., a Delaware corporation (the "Company"), directly held by the Lynx1 Fund; and

(ii) Mr. Weston Nichols ("Mr. Nichols"), the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Lynx1 Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence:
Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, PR, 00646-2051

Weston Nichols
c/o Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, PR, 00646-2051
Citizenship:
Investment Manager - Delaware
Mr. Nichols - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 24,071,751 shares of Common Stock outstanding, which is the sum of (i) 10,815,000 shares of Common Stock issued in the offering described in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on November 12, 2025 and (ii) 13,256,751 shares of Common Stock outstanding as of October 29, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 3, 2025.
Percent of class: 4.1%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (02/17/2026)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, Individually (02/17/2026)